                      [LETTERHEAD OF BELL, BOYD & LLOYD]


                                 April 6, 1999



VIA UPS OVERNIGHT DELIVERY
--------------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Division of Corporation Finance
           Michael H. Hurwitz, Esq.
           Room 4129, Mail Stop 4-4

                             ROHN Industries, Inc.
                      Registration Statement on Form S-4
                     Commission File No. 333-71143, 1-8009

Ladies and Gentlemen:

     As one of the agents for service for ROHN Industries, Inc. (the "Company") with respect to the subject registration statement, pursuant to Rule 477 I request that the registration statement be withdrawn. The reason for the withdrawal is that the agreement of merger between the Company and PiRod Holdings, Inc., has been terminated.

                                         Very truly yours,


                                         /s/ John H. Bitner

                                         John H. Bitner

JHB:dar

copy to Timothy W. Kirk, Esq.